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EXHIBIT 11  COMPUTATION OF EARNINGS PER SHARE
For the Periods Ended September 30,
(Dollars in thousands except per share data)



                                     Third Quarter             Nine Months
                                   1996        1995          1996        1995
Net income......................$  38,217   $  34,197     $ 116,115   $ 100,733

Preferred dividends.............       --           7             6          70

Income available to common
  shareholders..................$  38,217   $  34,190     $ 116,109   $ 100,663




Weighted average of common
 stock equivalents..............   29,372      30,052        29,596      30,031

Weighted average of preferred
  stock convertible to common
  stock equivalents.............       --          59             9          97

Weighted average of fully
 diluted common stock
 equivalents....................   29,372      30,111        29,605      30,128


Primary earnings per share
  (income available to common
  shareholders divided by weighted
  average of common stock
  equivalents)..................$    1.30   $    1.14     $    3.92   $    3.35


Fully diluted earnings per share
  (net income divided by weighted
  average of fully diluted
  common stock equivalents).....$    1.30   $    1.14     $    3.92   $    3.34



Note: The effect of stock options outstanding are not dilutive to earnings per share as defined in APB 15 and therefore are not included with the above calculations.

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